ZI CORPORATION REPORTS 15% REVENUE GROWTH IN FIRST QUARTER OVER Q1 2007

Company Reduces Losses from Continuing Operations by 35% Over Same Period Last Year

CALGARY, AB, May 13, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC), a leading innovator of mobile discovery and advertising solutions, today announced the financial results for their first quarter ended March 31, 2008.

Total revenue for the first quarter increased 15 percent to $3.0 million from $2.6 million for the same quarter of 2007.  Net loss from continuing operations decreased 35 percent for the quarter to $1.1 million or $0.02 per basic and diluted share, compared to $1.6 million or $0.03 for the same period last year in 2007.  The first quarter of 2007 also included a gain on the disposal of discontinued operations of $0.6 million.  Accordingly, net loss was $1.1 million or $0.02 per basic and diluted share in the first quarter of 2008 and $1.0 million or $0.02 per basic and diluted share in the first quarter of 2007.

Sequentially, revenue decreased 16 percent from the fourth quarter of 2007 following a seasonal pattern, while net loss decreased by 38 percent from the fourth quarter of 2007.

“Overall we are pleased with the results of the quarter,” stated, Milos Djokovic, President and Chief Executive Officer of Zi Corporation. “Our business typically experiences seasonality during the first quarter, however we are now seeing acceleration of revenue growth year over year.  Our increased revenue in Q-1 this year was highlighted by higher royalty revenue reflecting more units shipped with our embedded Decuma technology, in addition to a significant customer shipping units with Decuma.  As well, we were successful in signing a number of new agreements with both existing and new clients. Revenues from the top five customers in the first quarter of 2008 have increased to 72 percent from 45 percent of total revenues in the same period in 2007.  The upward trend reflects the success of our largest customers as market share continues to consolidate.  As a result of our continuing efforts over the past 24 months to significantly improve operations and deliver meaningful product enhancements, we are seeing an excellent trend in quarterly revenue increases, as well as decreases in quarterly losses.”

Year to Date Highlights:

April 30, 2008:  T-Mobile extends rollout of Zi Corporation’s Qix and adds additional handsets to initial deployment. Qix can now be downloaded on T-Mobile’s Nokia models N95, N73, 6120c and E51 throughout the UK.

April 16, 2008:  Lenovo extends eZiText license for seventh straight year marking the Company’s intention to implement eZiText as its text messaging standard in China for a further three years.

April 9, 2008: Zi Corporation successfully transfers $2.1 million in cash held in its Chinese subsidiary to its Canadian subsidiary. The transfer resulted from the implementation of an inter-company royalty program developed in order to provide an ongoing mechanism to make all cash balances available to fund our day-to-day operations globally.  The transfer strengthens the Company’s balance sheet and provides an ongoing mechanism to access cash accumulated in the Company’s Chinese subsidiaries, providing more flexibility in managing cash flows.

February 7, 2008: Zi Corporation announces license agreement with TELUS to offer Qix on select models of TELUS smart phones and feature phones.  TELUS is the first carrier in North America to offer Qix. It’s a breakthrough licensing agreement for Zi Corporation. It reinforces that Qix technology is now easy to adapt and can be used on a broad range of handsets, regardless of the operating system. The Company expects the agreement to positively impact revenues in latter half of 2008.

January 10, 2008: Zi Corporation announces new license agreement for eZiText and eZiType with Norway-based Trolltech ASA.  Trolltech has integrated eZiText and eZiType as part of the Qtopia Greensuite initiative, which offers pre-integrated market leading partner components on top of Qtopia Phone Edition.

Zi reported cash and cash equivalents of approximately $5.0 million at the end of the first quarter, essentially unchanged in comparison to December 31, 2007, including net cash of $2.1 million previously classified as restricted cash.  Working capital at the end of the quarter was $1.0 million, compared to $1.8 million at the end of 2007.  Shareholders’ equity was reported at $5.8 million at March 31, 2008 as compared to $6.5 million at December 31, 2007 and the company reported no long-term debt.

 “We expect the upward revenue trend to continue through 2008, particularly with the inclusion of Qix revenues as TELUS begins shipping units later this year.  Our target markets continue to evolve both domestically and internationally and the recognition by network operators of the potential increased average revenue per user through the delivery of services via the handset, is gaining traction.” Djokovic added.  “Additionally, our capacity to work hand-in-hand with almost any original equipment manufacturer and carrier is serving us well. We believe we are at the right place, at the right time, with a key differentiation of also having the right products.  As we continue to drive for top line growth, we will also continue to challenge our operations and operating costs throughout the organization, with an eye towards delivering continued enhanced financial performance and increasing shareholder value,” Djokovic concluded.

All dollar amounts referenced herein are in US dollars.

Conference Call Information:

Zi Corporation  will hold a conference call to review its first quarter results on Tuesday, May 13, 2008 at 11:00 a.m. Eastern.  Milos Djokovic, President and Chief Executive Officer will host the call. Interested parties may access the conference call by dialing 800-762-8795 (domestic) or 480-248-5085 (international) using conference ID 3877014. Participants are advised to dial-in at least five minutes before the scheduled start time.

A replay of the conference call will be accessible two hours after its completion until 11:59pm ET on Tuesday, May 20, 2008 by dialing 800-406-7325 (domestic) or 303-590-3030 (international) using pin number 3877014. A live webcast and 10-day archive of the call can be accessed at http://www.zicorp.com.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation’s suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation (“Zi”), including its bottom line, Zi’s future withholding tax liability related to the repatriation of cash from its Chinese subsidiary; the potential for Zi to generate advertising revenues, Zi’s overall revenue growth opportunities related to mobile handset sales worldwide, the revenue growth opportunity related to Zi’s Qix product with new carrier accounts, the ability of Zi to enter into new licensing agreements related to its eZitext, eZiType and Decuma products, and, the impact of Zi’s cost-cutting initiatives and its ability to achieve profitable operations.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development and services offerings; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi’s Qix product offering; rapid technological and market change; matters affecting Zi Corporation’s significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi’s ability to manage financial risk; Zi’s ability to successfully perform its license agreements and ability to successfully enter into new license agreements with new and existing customers; Zi’s ability to raise capital on terms favourable to it, if at all; the compliance with the terms of the settlement by the court-appointed receiver of the Lancer Management Group and by Zi Corporation; currency fluctuations and other international factors; potential volatility in operating results, Zi’s current and future operating expense levels and R&D expense levels; Zi’s ability to repatriate cash from its Chinese subsidiary in the future and the manner in which such repatriation is permitted to occur under applicable regulation and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies.  All other trademarks are the property of their respective owners.

For more information:
Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-245-8800	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com

Financial Tables Follow

Consolidated Balance Sheets

	March 31,	December 31,
	2008	2007
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$4,991,742	$4,979,193
Restricted cash (note 5)	–	2,740,702
Accounts receivable, net of allowance of $479,946 (December 31, 2007 - $454,070)	2,691,854	2,644,413
Prepayments and deposits	531,595	677,262
Total current assets	8,215,191	11,041,570
Capital assets - net	919,972	931,921
Intangible assets – net	3,852,332	3,721,623
	$12,987,495	$15,695,114

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$3,952,853	$4,677,007
Deferred revenue	3,187,816	4,500,044
Deferred tax	18,187	14,636
Total current liabilities	7,158,856	9,191,687

Contingent liabilities

Going concern uncertainty

Shareholders’ equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 50,557,957 (December 31, 2007 – 50,557,957) issued and outstanding	114,991,895	114,991,895
Additional paid-in capital	4,084,979	3,860,022
Warrants	1,403,160	1,403,160
Accumulated deficit	(114,757,483)	(113,702,097)
Accumulated other comprehensive income (loss)	106,088	(49,553)
	5,828,639	6,503,427
	$12,987,495	$15,695,114

Consolidated Statements of Loss

Three months ended March 31	2008	2007
(All amounts in United States of America dollars except share amounts) (unaudited)

Revenues	$3,033,663	$2,631,010
Cost of sales	(69,992)	(37,330)
Gross margin	2,963,671	2,593,680

Operating expenses

Selling general and administrative	(2,777,788)	(2,535,235)
Business taxes	(31,670)	(146,885)
Litigation and legal	(214,230)	(434,460)
Product research and development	(666,279)	(515,892)
Depreciation and amortization	(380,183)	(473,033)
Operating loss before undernoted	(1,106,479)	(1,511,825)

Interest on capital lease obligation	–	(43)
Other interest expense	(432)	(2,276)
Interest and other income	21,478	32,235
Loss before undernoted	(1,085,433)	(1,481,909)
Income taxes	30,047	(138,945)
Net loss from continuing operations	(1,055,386)	(1,620,854)
Gain on disposal of discontinued operations	–	632,601
Net loss	$(1,055,386)	$(988,253)
Basic and diluted loss per share from continuing operations	$(0.02)	$(0.03)
Basic and diluted income per share from discontinued operations	$–	$0.01
Basic and diluted loss per share	$(0.02)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted	50,557,957	46,721,394
Common shares outstanding, end of period	50,557,957	50,532,967